UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K




    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of November 2010

                         Commission File Number 0-21874



                           Berkeley Technology Limited

             (Exact name of registrant as specified in its charter)


                                One Castle Street
                           St. Helier, Jersey JE2 3RT
                                 Channel Islands
                     (Address of principal executive office)

                              011 44 (1534) 607700
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

                         Form 20-F [X] Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



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FOR IMMEDIATE PRESS RELEASE                                    November 08, 2010




                          Berkeley Technology Limited

                          FORM 6-K:  TABLE OF CONTENTS

                      Notice of Acquisition of Voting Rights

                          Berkeley Technology Limited



London, November 08, 2010 - Berkeley Technology Limited (London: BEK.L) (the "Company") is an international venture capital consulting company incorporated under the laws of Jersey, Channel Islands, with an office in San Francisco, California.



NOTICE OF ACQUISITION OF VOTING RIGHTS

The Company was informed by Peter Gyllenhammar on November 5, 2010 that Bronsstadet AB, Union Discount Company of London Ltd. acquired additional shares of the Company on November 3, 2010, and crossed or reached a threshold of 11% of the Company.



/s/ Robert A. Cornman
Robert A. Cornman, Secretary

November 08, 2010